Exhibit 12.2

American Airlines, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Income (loss) before income taxes	$601	$228	$1,013	$(55)
Add: Total fixed charges (per below)	323	416	677	847
Less: Interest capitalized	13	12	23	25
Total earnings before income taxes	911	632	1,667	767
Fixed charges:
Interest	152	158	330	339
Portion of rental expense representative of the interest factor	171	258	347	508
Total fixed charges	323	416	677	847
Ratio of earnings to fixed charges	2.82	1.52	2.46	—
Coverage deficiency	$—	$—	$—	$80